PRESS RELEASE                     Huntingdon Life Sciences Group plc
                                  ("Huntingdon") (NYSE/SEAQ:HTD)
                                  Woolley Road, Alconbury, Huntingdon
                                  Cambs PE28 4HS, England

                                  For Further Information:
                                  Richard A. Michaelson
                                  Phone:     UK: +44 (0) 1480 892194
                                             US: (201) 525-1819
                                  e-mail: HuntingdonLS@aol.com

August 14, 2000

                        HUNTINGDON ANNOUNCES REFINANCING

Huntingdon, England, August 14, 2000 - Huntingdon Life Sciences Group plc (NYSE:HTD) announced today that it has entered into an agreement in principle with FHP Realty LLC, a private US investment firm affiliated with current directors, officers and shareholders of Huntingdon, to effect a refinancing of the Company's existing bank debt.

The proposed refinancing contemplates sale/leaseback transactions of the Company's Princeton Research Center and Huntingdon Research Center and a new $15 million, asset-backed lending facility for the Company from a US-based lender. Proceeds from the FHP Realty transaction will be used to repay in full the Company's current bank indebtedness, with any excess proceeds to be available to additionally support the Company's working capital requirements.

The sale/leaseback transactions would provide the Company with long-term (20-25 year) leases, with options for further extensions. The Company's current bank facility, which had been scheduled to expire on August 31, 2000, has been extended to provide time to complete these transactions, which are expected to be completed by October 31, 2000.

Huntingdon's Chairman, Andrew Baker, said "Our objective has always been to provide secure, long term financing for the company and we believe this transaction achieves that aim as we use the Company's substantial asset base to support its capital structure. This would refinance all of our existing bank debt, and allow us to return our full attention to continuing the impressive business growth that we have achieved in the last 2 years."

Brian Cass, Huntingdon's Managing Director, said "This is good news for us, for our clients, for our shareholders and for our industry. We believe it will provide a sound financial base for Huntingdon which benefits all our stakeholders. Clients can be reassured that we will continue to provide leading levels of science and service to help in the development of their compounds. With the widely acclaimed potential of the 'gene economy' to be unfurled over the coming years, Huntingdon is now in a strong position to benefit through growth and the extension of its business."

The transactions described above are subject to final documentation and the customary corporate and regulatory approvals, including the approval of the Company's shareholders. Full details of the transactions will be provided in a circular the Company expects to mail to shareholders within 60 days.

This announcement contains statements that may be forward-looking as defined by the USA's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control.

Huntingdon Life Sciences Group plc is one of the world's leading CROs providing product development services to the pharmaceutical, agrochemical and biotechnology industries. Huntingdon operates research facilities in the United Kingdom (Huntingdon and Eye, England) and the United States (The Princeton Research Center, New Jersey).


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